UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14 , 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on august 14, 2009, entitled "Notifiable trading”.

Notifiable trading

On behalf of StatoilHydro (OSE:STL, NYSE:STO), DnB NOR has on 14 August 2009 purchased 461,000 shares for use in the group`s Share saving plan.

The shares have been acquired at a price of NOK 133.83 per share. Before distribution to the employees, the Share saving plan has 5,430,141 shares.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Contact persons:

Investor Relations:
Morten Sven Johannessen +47 909 34148  (cell)

Investor Relations in the US:
Geir Bjørnstad +1 203 978 6950 / +1 203 570 5757 (cell)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: august 14, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer